



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 24, 2010

Abigail J. Murray, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL 60601

Re: Marshall Funds, et al., File No. 812-13668

Dear Ms. Murray:

By Form APP-WD filed with the Securities and Exchange Commission on August 24, 2010, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Jennifer L. Sawin,
Branch Chief

cc: Maureen A. Miller, Esq.